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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington D.C.  20549

                               SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                    (Amendment No.       2         )*

                            CellStar Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                               150925105
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP     150925105           13G       Page  2   of   6   Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Audiovox Corporation 13-1964841

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) X
                                                                   (b)

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                        U.S.A.

NUMBER OF SHARES    5    SOLE VOTING POWER

BENEFICIALLY                  1,075,000

OWNED BY EACH       6    SHARED VOTING POWER

REPORTING

PERSON              7    SOLE DISPOSITIVE POWER

WITH                           2,375,000

                    8    SHARED DISPOSITIVE POWER

                                   -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,375,000 (On June 2, 1995, Alan H. Goldfield, Chairman and
     Chief Executive Officer of CellStar Corporation, exercised an option to purchase 1,500,000 shares of CellStar Common
     Stock from Audiovox.)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    13%

12   TYPE OF REPORTING PERSON*

                                    HC

Item 1(a).     Name of Issuer:

     The name of the issuer is CellStar Corporation.


Item 1(b).     Address of Issuer's Principal Executive Offices:

     The principal executive offices of CellStar Corporation are located at 1730 Briercroft Drive, Carrollton, Texas 75006.


Item 2(a).     Name of Person Filing:

     This Schedule 13G is filed by Audiovox Corporation, a
Delaware corporation, and its wholly owned subsidiary, Audiovox
Holding Corp., A New York corporation.


Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

     The principal business office of Audiovox Corporation and Audiovox Holding Corp. is located at 150 Marcus Boulevard,
Hauppauge, New York 11788.


Item 2(c).     Citizenship:

     Audiovox Corporation is a corporation incorporated under the laws of the state of Delaware and its wholly owned subsidiary, Audiovox Holding Corp., is a corporation incorporated under the laws of the State of New York.


Item 2(d).     Title of Class of Securities:

     This statement relates to the common stock, par value $.01 per share ("Common Stock"), of CellStar Corporation.


Item 2(e).     CUSIP Number:

     The CUSIP number assigned to the Common Stock of CellStar is 150925105.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable.

Item 4.   Ownership.

     The following sets forth Audiovox Corporation's beneficial ownership (through its wholly owned subsidiary, Audiovox Holding
Corp.) of shares of Common Stock of CellStar Corporation as of December 31, 1994:

(a)  Amount beneficially owned:                                 2,375,000

(b)  Percent of class:                                                13%

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote              1,075,000

    (ii)  Shared power to vote or to direct the vote                    0

   (iii)  Sole power to dispose or to direct the
          disposition of                                        2,375,000

    (iv)  Shared power to dispose or to direct the
          disposition of                                                0


Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     Not applicable.


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

     See Exhibit A attached hereto.


Item 8.   Identification and Classification of Members of the
          Group.

     See Exhibit A attached hereto.

Item 9.   Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          July 7, 1995
                                             (Date)



                                       s/ Charles M. Stoehr
                                           (Signature)


                                        Charles M. Stoehr
                                    Senior Vice President and
                                     Chief Financial Officer
                                           (Name/Title)

                                 EXHIBIT A

                             Members of Group


Audiovox Holding Corp., a wholly owned subsidiary of Audiovox Corporation, is the direct beneficial owner of the 2,375,000 shares of the Common Stock of CellStar Corporation (the
"Shares"). Audiovox Holding Corp. and Audiovox Corporation, the parent of Audiovox Holding Corp. and the indirect beneficial owner of the Shares, are members of a group relating to the Common Stock of CellStar Corporation, which consists of Audiovox Holding Corp.,
 Audiovox Corporation and Alan H. Goldfield, the President and Chief Executive Officer of CellStar Corporation.